1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 29, 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 12/29/2005	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on December 29, 2005: Important Announcement

Exhibit 99.1

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Important Announcement

1. Date of occurrence of the event: 2005/12/29

2. Cause of occurrence:

Important Announcement

Today, UMC Chairman Robert Tsao announced that he plans to resign from his positions as Chairman and Board Member of UMC. The following is a letter to the Shareholders from the Chairman.

Dear Shareholders:

With regard to the recent financial filing incident, UMC has acted in complete compliance with international standards, and has done nothing illegal or made any oversights. Unfortunately, the filing process, carried out with complete professionalism and fully in accordance with global practices, has been greeted in Taiwan by distortion and political manipulation, with total disregard for right or wrong. I am shocked and surprised by the manner in which the facts have been distorted.

In order to avoid political pressure and in the interest of UMC shareholders, I had previously offered my resignation to the Board of Directors at the outset of the controversy related to Hejian. My decision was met with strong opposition by the board. With the recent controversy regarding the filing of UMC’s financial statements, I have again decided to offer my resignation at next year’s March Board Meeting. This time the decision is final. Before I leave my position, I will endeavor to insure a smooth leadership transition, and I am extremely confident that the operations of the company will continue unaffected.

After I have resigned from my position as Chairman, I hope that all external criticism or pressure being exerted by certain authorities can be focused on me as an individual, and not on the company, shareholders or innocent employees within the company. UMC and its employees are an important national asset, and the unwarranted pressure currently being exerted on UMC is the nation’s loss, and against the best interests of nearly one million shareholders in Taiwan. In its most recent statements, the Financial Supervisory Commission has resorted to accusing UMC employees of insider trading, and I hope that this reckless behavior will end with my resignation before it causes excessive damage to the credibility of the government.

In order to show my support for UMC’s shareholders, I assure you that I will not sell any of my UMC shares for at least two years after my resignation. I remain optimistic about the future prospects for UMC and the foundry industry as a whole. I also believe that UMC’s CEO Jackson Hu is well prepared to take over my duties as Chairman, and that UMC shares are an excellent long-term investment.

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Finally, I would like to thank all of UMC’s shareholders for your support of the company over the years. In the near future, I will join your ranks as a loyal individual shareholder, and continue to share your love and support for UMC. Thank you.

Sincerely,

Robert Tsao, Chairman

29 December 2005

3. Countermeasures:none

4. Any other matters that need to be specified: none